PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE February 29, 2012
CANADIAN ZINC REPORTS SIGNIFICANT ASSAY RESULTS FROM FINAL HOLES OF 2011 DRILL PROGRAM

Vancouver, British Columbia, February 29, 2012 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) is pleased to report significant assay results from the final two holes completed in the 2011 drill program at the Company’s 100% owned Prairie Creek Mine in the Northwest Territories.

High grade base metal values have been returned from drill holes PC-11-209A, with grades of 20.18% lead and 9.93% zinc, and PC-11-210A, with grades of 15.78% lead and 9.01% zinc. These diamond drill holes were testing the potential vein extension immediately south of, but external to, the current NI 43-101 defined mineral resource.

Hole No.	From	To	Length (m)	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-11-209A	179.55	182.71	3.16	1.73	0.78	18.8	0.023
	240.59	243.13	2.54	20.18	9.93	239.4	0.341

PC-11-210A	221.78	232.46	10.68	8.03	6.53	91.9	0.106
including	221.78	224.57	2.79	8.53	11.78	123.7	0.205
including	228.57	232.46	3.89	15.78	9.01	161.9	0.144
All intervals are length-weighted composite values

The two intercepts in each of the two drill holes are approximately 50m apart and indicate the presence of two sub-parallel vein systems not previously identified in this location. The interpretation and configuration will need to be further determined through modeling and additional drilling.

While the two intercepts in 209A are separated by over 50m of barren host rock the vein intercepts in 210A are only separated by 4m of host rock and therefore a total composite including both veins and intervening host rock in 210A has also been calculated, giving a significant core length of 10.68m for the entire intersection.

2011 Exploration Drill Program Completed

The 2011 diamond drill exploration program at Prairie Creek was completed at the end of October. In summary, 26 shallow holes were drilled with the Company’s Longyear rig, achieving 3,125 metres of coring directed at vein and stratabound targets in the immediate mine area. The vein structure was intersected and identified in each completed hole, many of which returned high grade base metal values.

The deep drilling program in the Casket Creek area, utilizing the TM-2500 rig totalled 2,513 metres of coring in four holes including wedges and successfully intersected significant vein-type zinc and lead mineralization about 1.6 kilometres north along a projected strike extension of the geological structure that hosts the defined mineral resource at the mine and demonstrated the probable continuation of vein-type mineralization similar to that located within the main zone at the Prairie Creek Mine.

2012 Exploration Program

The Company is planning its 2012 exploration program on the Prairie Creek Property and, with a budget of $2.5 million, plans to continue the deep-hole diamond drill exploration program, approximately 1.6 kilometres north of the most northern drill hole that defines the present mineral resource, and also to continue exploration in the immediate vicinity of the Prairie Creek Mine.

Quality Assurance/Quality Control

The drill core samples were cut by diamond saw and securely, through chain of custody, shipped to Acme Analytical Labs in Vancouver for initial multi-element assay by ICP-ES analysis. Further assays and analysis was completed where appropriate and standards, duplicates and blanks were inserted and included within the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release

Prairie Creek Project Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. [Technical Report December 2011, Canadian Zinc Corporation, Alan B. Taylor, Qualified Non-Independent Person, in compliance with NI 43-101].

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com